UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          Corporate Road Show.Com Inc.
                         ------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    22003E100
                         ------------------------------
                                 (CUSIP Number)

                                 Sung-Kee Chung
                    756 Jigok-dong Postech Faculty APT 9-201
                              Pohang, Korea 790-751
                                82 (54) 279-2103

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 11, 2005
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                Page 1 of 6 Pages

                                  SCHEDULE 13D

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CUSIP No. 22003E100                                         Page 2 of 6 Pages
----------------------                                   ----------------------

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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Sung-Kee Chung                       Not Applicable

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                       (b)  |_|

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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS
          PF, OO

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   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

-----------------  -------  ---------------------------------------------------

                      7     SOLE VOTING POWER
    NUMBER OF               163,800,000

      SHARES       -------  ---------------------------------------------------

   BENEFICIALLY       8     SHARED VOTING POWER
                            0
     OWNED BY
                   -------  ---------------------------------------------------
       EACH
                      9     SOLE DISPOSITIVE POWER
     REPORTING              163,800,000

      PERSON       -------  ---------------------------------------------------

       WITH          10     SHARED DISPOSITIVE POWER
                            0

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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          163,800,000

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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            |_|

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          56.5%

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   14     TYPE OF REPORTING PERSON
          IN

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

CUSIP No. 22003E100               SCHEDULE 13D                Page 3 of 6 Pages


Item 1.  Security and Issuer.
         -------------------

                  This statement relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Corporate Road Show.Com Inc., a New York corporation (the "Issuer"). The Issuer's principal executive office is located at 80 Orville Drive, Suite 100, Bohemia, New York 11716.

Item 2.  Identity and Background.
         -----------------------

                  This statement is being filed by Sung-Kee Chung, a citizen of the United States. Dr. Chung is a professor at Pohang University of Sciences & Technology, and resides at 756 Jigok-dong, Postech Faculty APT 9-201, Pohang 790-751, Korea.

                  During the last five years, Dr. Chung has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Dr. Chung was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

                  Dr. Chung paid $420,000 for the acquisition of 163,800,000 shares of Common Stock, including certain finder's fees described under Item 6 below and other transaction costs. The source of funds was personal funds in the amount of $120,000 and a non-interest bearing loan, payable upon demand, from Mrs. Sung Sook Park, in the amount of $300,000.

Item 4.  Purpose of Transaction.
         ----------------------

                  The shares of the Issuer were acquired by Dr. Chung for investment purposes and to acquire a substantial and controlling interest in the Issuer. On January 20, 2005, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with CRS Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer ("Merger Sub"), CRS Delaware, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer ("CRS Delaware"), and Rexahn, Corp, a Maryland corporation ("Rexahn"), pursuant to which Merger Sub will be merged with and into Rexahn, with Rexahn as the surviving corporation (the "Surviving Company") and a wholly owned subsidiary of the Issuer (the "Merger"). As an inducement for, and in consideration of, Rexahn entering into the Merger Agreement, Dr. Chung entered into a Stockholders Agreement dated as of January 20, 2005 (the "Stockholders Agreement"). Rexahn did not pay additional consideration to Dr. Chung in connection with the execution and delivery of the Stockholders Agreement.

                  The Merger is subject to the approval of the Rexahn stockholders. In addition the Merger is subject to the consummation, immediately prior to the Merger, of (i) the Issuer's

CUSIP No. 22003E100               SCHEDULE 13D                Page 4 of 6 Pages


1-for-100 reverse stock split (the "Reverse Stock Split"), (ii) the Issuer's reincorporation from New York to Delaware (the "Reincorporation") and (iii) the Issuer's name change to "Rexahn Pharmaceuticals, Inc." (the "Name Change"), each of which is subject to the approval of the Issuer's stockholders.

                  Pursuant to the Merger Agreement, following the Merger, (i) the Board of Directors of the Issuer is expected to be reconstituted with the members of the Rexahn Board of Directors, (ii) the executive officers of Rexahn will become the executive officers of the Issuer and (iii) the Issuer will discontinue its current business operations and will assume the business of Rexahn.

                  Pursuant to the Stockholders Agreement, Dr. Chung has agreed to vote all of his shares of Common Stock (i) in favor of the transactions contemplated by the Merger Agreement (including, but not limited to, the Reverse Stock Split, the Reincorporation and the Name Change) and (ii) against any action or proposal that could reasonably be expected to result in the failure of any of the conditions to the obligations of the parties in the Merger Agreement with respect to the Merger or otherwise prevent, delay or interfere with the consummation of the Merger.

                  Copies of the Merger Agreement and the Stockholders Agreement are filed as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

                  (a) As of the date hereof, Dr. Chung beneficially owns 163,800,000 shares, representing 56.5% of the outstanding shares of Common Stock. This percentage is based upon the Issuer's statement as to the number of outstanding shares of Common Stock as set forth in its Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2004, filed with the Securities and Exchange Commission on November 12, 2004.

                  (b) Dr. Chung has the sole power to vote or to direct the vote, and dispose or direct the disposition, of all 163,800,000 shares of Common Stock owned by him.

                  (c) Except for the acquisition reported herein, Dr. Chung has not effected any other transaction in the Common Stock within the past 60 days.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock purchased by Dr. Chung.

                  (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.
         ------------------------------------------------------

                  Dr. Chung does not have any contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to the Common Stock, including but not limited to transfer or voting thereof, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving

CUSIP No. 22003E100               SCHEDULE 13D                Page 5 of 6 Pages


or withholding of proxies, other than (i) an understanding to pay finder's fees not to exceed $119,000 payable to NeXend Consulting, Inc. related to the acquisition of the shares of Common Stock and (ii) the Stockholders Agreement described in Item 4 above, which description is incorporated by reference in this Item 6.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit 1. Agreement and Plan of Merger, dated as of January 20, 2005, by and among the Issuer, Merger Sub, CRS Delaware and Rexahn is incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on January 21, 2005.

Exhibit 2. Stockholders Agreement dated as of January 20, 2005 by Sung-Kee Chung in favor of Rexahn.

CUSIP No. 22003E100               SCHEDULE 13D                Page 6 of 6 Pages


                                   SIGNATURE
                                   ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  January 21, 2005
                                                /s/ Sung-Kee Chung
                                                -----------------------
                                                Sung-Kee Chung